SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED
PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
FILED PURSUANT TO RULE 13d-2(a)
(Amendment No.4)

Telewest Communications plc

(Name of Issuer)

Ordinary Shares, par value 10 pence per share

(Title of Class of Securities)

G8742C 10 2*

(CUSIP Number)

Limited Voting Shares, par value 10 pence per share

(Title of Class of Securities)

Not applicable

(CUSIP Number)

John Seethoff
Deputy General Counsel, Finance and Operations
One Microsoft Way
Redmond, Washington 98052-6399
(425) 882-8080

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 14, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

_____________

*	The CUSIP number for the American Depository Shares, each representing 10 of the Ordinary Shares, par value 10 pence per share, of Telewest Communications plc, is 87956P 10 5.

CUSIP No. G8742C 10 2	Page 2 of 4 Pages

Item 1.   Security and Issuer

This constitutes Amendment No. 4 (the “Amendment”) to the Statement on Schedule 13D, dated July 17, 2000, as amended by Amendment No. 1, dated July 18, 2000, Amendment No. 2, dated August 9, 2000 and Amendment No. 3, dated October 4, 2000 (the “Statement”), relating to the ordinary shares, par value 10 pence per share (the “Ordinary Shares”), and the Limited Voting Shares, par value 10 pence per share (the “Limited Voting Shares”), of Telewest Communications plc, a public limited company incorporated under the laws of England and Wales (“Telewest”).

Item 2.   Identity and Background.

This statement is filed on behalf of Microsoft Corporation, a Washington corporation (“Microsoft”), Microsoft U.K. Cable, Inc., a Colorado corporation (“UK Cable”), and Microsoft Cable Partnership Holdings, Inc., a Colorado corporation (“Cable Partnership”). UK Cable and Cable Partnership are wholly-owned subsidiaries of Microsoft. UK Cable owns 540,648,982 Ordinary Shares and 57,312,938 Limited Voting Shares and Cable Partnership owns 40,385,202 Ordinary Shares. Microsoft directly owns 55,021,840 Ordinary Shares and 3,009,716 Limited Voting Shares.

Item 4.   Purpose of the Transaction.

On May 14, 2002, Microsoft delivered a notice to Telewest removing its three representatives serving on the Board of Directors of Telewest, effective immediately.

Item 7.   Material to be Filed as Exhibits.

Exhibit 10	--	Notice delivered by Microsoft Corporation to Telewest Communications plc, dated May 14, 2002.

CUSIP No. G8742C 10 2	Page 2 of 4 Pages

SIGNATURE

          After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  May 16, 2002

MICROSOFT CORPORATION
By:	/s/ John Seethoff

	Name: Title:	John Seethoff Deputy General Counsel, Finance and Operations

MICROSOFT UK CABLE, INC.
By:	/s/ John Seethoff

	Name: Title:	John Seethoff President

MICROSOFT CABLE PARTNERSHIP HOLDINGS, INC.
By:	/s/ John Seethoff

	Name: Title:	John Seethoff President

CUSIP No. G8742C 10 2	Page 2 of 4 Pages

EXHIBIT INDEX

Exhibit 10	--	Notice delivered by Microsoft Corporation to Telewest Communications plc, dated May 14, 2002.